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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*



                            COIN BILL VALIDATOR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    192583102
              ---------------------------------------------------
                                 (CUSIP Number)


                                Mr. Stephen Katz
                           Odyssey Financial Company
       20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 1996
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Odyssey Financial Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [_]


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York State

--------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            0
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           200,000
                 ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [_]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 192583102                                          PAGE __ OF __ PAGES
================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Stephen Katz
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not applicable.

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                     [_]


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
--------------------------------------------------------------------------------

   NUMBER OF      7       SOLE VOTING POWER
     SHARES
  BENEFICIALLY            505,220
    OWNED BY
      EACH       ---------------------------------------------------------------
   REPORTING
     PERSON       8       SHARED VOTING POWER
      WITH
                          0

                 ---------------------------------------------------------------

                  9       SOLE DISPOSITIVE POWER

                           0
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              505,220
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [_]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.4%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------

CUSIP No. 192583102

           This Amendment No. 2 to Schedule 13D is being filed to report (1) a change in the number of Common Shares previously reported as beneficially owned by Stephen Katz and (2) an amendment to the Voting Trust Agreement among Odyssey, Vogel, the Trust and Katz, as voting trustee. Except as set forth in Items 5, 6 and 7 below, the information previously set forth in this Schedule 13D remains unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) The number of Common Shares beneficially owned by Odyssey is 200,000, comprising 7.3% of the outstanding Common Shares. The number of Common Shares beneficially owned by Katz is 505,220 (after giving effect to the withdrawal on October 1, 1996 of 228,000 Common Shares from the voting trust for which Katz acts as voting trustee) comprising 18.4% of the outstanding Common Shares.

           (b) The number of Common Shares as to which Katz has sole voting power is 505,220 (after giving effect to the withdrawal on October 1, 1996 of 228,000 Common Shares from the voting trust for which Katz acts as voting trustee) of which Odyssey has sole dispositive power as to 200,000 Common Shares.

           (c) On October 1, 1996, Vogel withdrew 131,000 Common Shares from the voting trust and the Trust withdrew 97,000 Common Shares from the voting trust (which Common Shares were distributed to Vogel and the Trust, respectively).

           (d) Odyssey currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 200,000 Common Shares as to which Katz exercises sole voting power. The Trust currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 193,020 Common Shares as to which Katz exercises sole voting power. Vogel currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 112,200 Common Shares as to which Katz exercises sole voting power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On August 30, 1996, the Voting Trust Agreement dated as of May 23, 1996 among Odyssey, Vogel, the Trust and Katz, as voting trustee, was amended to remove the provision that the voting trust terminate on such date as Vogel ceases to be a director of the Company.

           The foregoing description of this agreement is a summary only and is qualified in its entirety by reference to the agreement, which is included as an exhibit hereto.

           Except as described in Item 6 of this Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships with respect to the Common Shares to which any Partner (other than by reason of such Partner's partnership interest in Odyssey) is a party or is subject.

CUSIP No. 192583102


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Amendment, dated as of August 30, 1996, to Voting Trust Agreement dated May 23, 1996 among Odyssey, Vogel, the Trust and Katz, as voting trustee, relating to the voting of the Common Shares owned by them.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 24, 1996                      ODYSSEY FINANCIAL COMPANY


                                           By:  /s/ Stephen Katz
                                               ---------------------
                                               Stephen Katz, General Partner



                                           By:  /s/ Stephen Katz
                                               ---------------------
                                               Stephen Katz